

May 13, 2005
Our Ref. No. 20051191521
Principal Investors Fund Inc.
Princor Financial Svcs. Corp.
File Nos. 811-07572
8-13975

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

In your letter dated December 17, 2004,[1] you request our assurance that we would not recommend enforcement action to the Commission under Sections 12(d)(1)(A)(i) and (iii) of the Investment Company Act of 1940 (the "1940 Act") against Chilean Pension Plans, as defined below, if they invest in any series (each a "Fund") of the Principal Investors Fund, Inc. (the "Principal Investors Fund") in excess of the limits imposed by those sections. In addition, you request our assurance that we would not recommend enforcement action to the Commission under Section 12(d)(1)(B) of the 1940 Act against the Principal Investors Fund, or Princor Financial Services Corporation ("Princor"), if a Fund, or Princor, sells Fund shares to the Chilean Pension Plans in excess of the limitations imposed by that section.

You state that the Principal Investors Fund is a registered open-end management investment company that is organized as a series company with 53 different series. You state that the Principal Investors Fund is managed by Principal Management Corporation, and is principally underwritten by Princor.[2] You state that, at present, the Principal Investors Fund offers seven classes of shares of its Funds, one of which is an "Institutional Class" of shares. You further state that each Fund and/or Princor wishes to sell Institutional Class shares of the Funds to Chilean Pension Plans that are part of the Republic of Chile's privatized social security system.

You state that under Chile's privatized social security system, each participant in a Chilean Pension Plan (a "Participant") invests a portion of his or her gross salary in his or her own personal retirement account (an "Individual Capitalization Account") that is administered by an *Administradoras de Fondos de Pensiones* ("AFPs").[3] An AFP is a private pension fund administrator that is established with the approval, and operates under the continuing supervision, of the Chilean government. You further state that the Individual Capitalization Accounts contain mandatory tax-deductible contributions, and may also contain voluntary tax-deductible contributions. You note that Chile's social security system also allows Participants to

[1] As supplemented by the telephone conversation between Eric S. Purple of the staff and John W. Blouch of Dykema Gossett PLLC, counsel to Principal Investors Fund and Princor, on April 29, 2005 ("April 29 Telephone Call").

[2] You note that Principal Management Corporation has entered into an agreement with an affiliated or unaffiliated sub-adviser with respect to each Fund. You state that Principal Financial Group, Inc. wholly owns Principal Management Corporation, Principal Life Insurance Company, and Princor.

[3] The privatization of Chile's social security system was implemented by Decree Law 3,500 (November 13, 1980) (the "Pension Law").





make voluntary non-tax-deductible savings contributions via savings accounts that are separate from their Individual Capitalization Accounts ("Savings Accounts").[4]

You state that each Participant allocates the monies contained in his or her Individual Capitalization Account and Savings Account among investments in four to five separate investment vehicles that have been established as separate legal entities by each AFP, and which are managed by that AFP (each, a "Chilean Pension Plan" or "Plan"). You state that the Chilean Pension Plans must be operated in accordance with the Pension Law, which provides for significant regulatory oversight of the Plans, and governs permitted fees and investments. You further state that each of the Plans invests directly in a variety of securities in accordance with the Pension Law.[5] You note further that, at present, the Pension Law limits a Chilean Pension Plan from investing more than one percent of its assets in a non-Chilean investment company.

During the April 29 Telephone Call, you stated the following: The Chilean Pension Plans are designed to facilitate long-term retirement savings, and the AFPs are subject to fiduciary duties under Chilean Law, which requires them to operate the Plans for the benefit of the Participants, rather than in their own interests. The Chilean Pension Plans are not regulated under Chilean law as investment companies. The Chilean Pension Plans are not organized or otherwise created under the laws of the United States or a State and are not to your knowledge making use of the mails or any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell, or deliver after sale, their securities in connection with a public offering in the United States. The general purposes and policies of the Pension Law are the same as those underlying Section 401 of the Internal Revenue Code in the United States, that is, the granting of tax deferrals and deductions to encourage employees to save and invest for retirement on a periodic basis. The Pension Law provides a comprehensive set of protections similar in character to those afforded by Section 401 of the Internal Revenue Code.

In your letter, you indicate that the Chilean Pension Plans could be deemed to meet the definition of investment company in Section 3 of the 1940 Act. You indicate that, consequently, it is possible that a Chilean Pension Plan's investments in a Fund might result in a Plan or a Fund exceeding certain of the limitations imposed by Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 12(d)(1)(A) of the 1940 Act, as relevant here, prohibits any investment company from acquiring securities issued by any registered investment company in excess of the limitations imposed by that section. In particular, Section 12(d)(1)(A)(i) generally prohibits an acquiring investment company ("acquiring company") from acquiring the shares of a registered investment company ("acquired company"), if immediately after the acquisition, the acquiring

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[4] You state that Participants may use the monies contained in their Savings Accounts for any purpose, but are subject to withdrawal limitations. You state that Savings Accounts represent less than 1% of the Chilean Pension Plans' total assets. In particular, you state that at the end of June 2004, non-retirement assets represented roughly .82% of the Chilean Pension Plans' total assets. April 29 Telephone Call.

[5] You state that the Pension Law prescribes the types of securities in which the Chilean Pension Plans may invest and limits the amount of assets that may be invested outside of Chile.

company owns more than 3% of the total outstanding voting stock of the acquired company. In addition, Section 12(d)(1)(A)(iii) generally prohibits an acquiring company from acquiring the shares of an acquired company, if immediately after the acquisition, the acquiring company owns securities issued by the acquired company and all other investment companies with an aggregate value in excess of 10% of the acquiring company's total assets.[6] Similarly, Section 12(d)(1)(B) of the 1940 Act, as relevant here, prohibits any open-end acquired company, or its principal underwriter, from knowingly selling or otherwise disposing of any security issued by the acquired company to an acquiring company, if immediately after the sale or disposition: (1) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company;[7] or (2) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other companies controlled by the acquiring company.[8]

You also note that we have taken the position that each series of a series investment company is a separate investment company for purposes of the limitations set forth in Section 12(d)(1)(A).[9] You believe that we should take the same position for purposes of the limitations set forth in Section 12(d)(1)(B). You explain that a sale by a Fund to a Plan would be likely to exceed the limitations of Section 12(b)(1)(B) as applied to the Fund, rather than to the Principal Investors Fund as a whole, due to the smaller size of the Fund relative to the Plan. We agree that each series of a series investment company is a separate investment company for purposes of the limitations set forth in Section 12(d)(1)(B).[10]

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[6] Section 12(d)(1)(A)(ii) of the 1940 Act generally limits an acquiring company from investing more than five percent of its total assets in an acquired company. This provision is not implicated because the Pension Law limits a Chilean Pension Plan's investment in any Fund to one percent of the Plan's assets.

[7] See Section 12(d)(1)(B)(i) of the 1940 Act.

[8] See Section 12(d)(1)(B)(ii) of the 1940 Act.

[9] Mutual Series Fund, Inc. (pub. avail. Nov. 7, 1995) ("Mutual Series"). It has come to our attention that some believe that the position taken in Mutual Series applies only to the specific question presented in that letter (i.e., whether each series of a series investment company should be considered to be a separate investment company with respect to the limitations in Section 12(d)(1)(A) that apply to acquiring companies.) We disagree. The broad wording used in our response clearly indicates that we view each series as a separate investment company in applying all of the limitations set forth in Section 12(d)(1)(A), not just those that apply to acquiring companies.

[10] We have taken the position that each series of a series investment company is a separate investment company under other sections of and rules under the 1940 Act. See, e.g., Fundtrust (pub. avail. Jan. 7, 1986) (Section 12(d)(1)(F)); Salomon Brothers Inc. (pub. avail. May 26, 1995) (Sections 2(a)(3) and 17 (a)); The One Group (pub. avail. May 23, 1995) (Section 10(f)); PaineWebber Series Trust (pub. avail. Dec. 14, 1987) (Section 5(b)(1)).

You note that we have provided no-action assurances under Section 12(d)(1) to certain other non-U.S. pension plans based on facts and representations that are similar to yours.[11] You note that, unlike the non-U.S. pension plans discussed in those letters, the Chilean Pension Plans are formed under Chile's privatized social security system, and include non-retirement assets comprising less than 1% of the Chilean Pension Plans' total assets. You contend that the governmental nature of the Plans, and the commingling of such a small percentage of non-retirement assets with retirement assets, should not change the nature and character of the Chilean Pension Plans for purposes of our analysis under Section 12(d)(1).[12]

Based upon the facts and representations that are set forth in your letter dated December 17, 2004, and the April 29 Telephone Call, we would not recommend enforcement action to the Commission under Sections 12(d)(1)(A)(i) and (iii) of the 1940 Act against the Chilean Pension Plans if they invest in a Fund in excess of the limits imposed by those sections. In addition, we would not recommend enforcement action to the Commission under Section 12(d)(1)(B) of the 1940 Act against the Principal Investors Fund, or Princor, if a Fund, or Princor, sells Fund shares to the Chilean Pension Plans in excess of the limitations imposed by that section.[13]

Because our positions are based on all of the facts and representations made in your letter, you should note that any different facts or circumstances might require a different conclusion. Further, these positions express our positions only with respect to enforcement action, and do not express any legal conclusion on the issues presented.



Eric S. Purple
Senior Counsel

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[11] See Frank Russell Investment Company (pub. avail. Oct. 20, 1986) ("Frank Russell II") Frank Russell Investment Company (pub. avail. Jan. 3, 1984) ("Frank Russell I"); and The Cheapside Dollar Fund Ltd. (pub. avail. Dec. 15, 1971) ("Cheapside").

[12] April 29 Telephone Call.

[13] See Frank Russell II; Frank Russell I; and Cheapside, *supra* note 11.

DYKEMAGOSSETT PLLC

Franklin Square, Third Floor West
1300 I Street N.W.
Washington, DC 20005
WWW.DYKEMA.COM
Tel: (202) 906-8600
Fax: (202) 906-8669

John W. Blouch
Direct Dial: (202) 906-8714
Email: JBLOUCH@DYKEMA.COM

December 17, 2004

1940 Act/Section 12(d)(1)

Douglas J. Scheidt, Esquire
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
901 E Street N.W., 8th Floor
Washington, D.C. 20549

Re: Principal Investors Fund, Inc. ("PIF")
<u>Princor Financial Services Corporation ("Princor")</u>

Dear Mr. Scheidt:

We request that you advise us that the Division will not recommend that the Commission take action against PIF or Princor, the principal underwriter for PIF, if they sell shares of PIF to funds sponsored by the Administradoras de Fondos de Pensiones (the "Pension Fund Administrators," or "AFPs") of Chile in excess of the limitations in Section 12(d)(1)(B) of the Investment Company Act of 1940 ("1940 Act").[1]

Principal Investors Fund, Inc.

PIF is registered as an open-end investment company under the 1940 Act.[2] It is a "series" company with 53 investment portfolios ("Funds") and aggregate assets of approximately $11 billion.

PIF's manager is Principal Management Corporation ("PMC"). PMC has entered into an agreement with an affiliated or unaffiliated subadviser with respect to each Fund. PMC and Princor are affiliates of Principal Life Insurance Company ("Principal Life") and, like Principal Life, are wholly-owned subsidiaries of Principal Financial Group, Inc.[3]

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[1] PIF may sell shares to the AFPs directly or through Princor.

[2] File Nos. 811-7572 and 33-59474.

[3] Principal Financial Group, Inc. has securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "1934 Act"). File No. 1-16725.

PIF currently offers seven classes of shares. Five classes are offered to retirement plans generally, and one class is offered principally to IRA accounts. The remaining class, the Institutional Class, is the class that PIF intends to offer to the AFPs. PIF currently offers this class of shares only to Principal Life separate accounts that are within the exception from the definition of investment company provided in Section 3(c)(11) of the 1940 Act, to Principal Life itself and its affiliates, and to certain other institutional investors. The Institutional Class is not subject to a sales charge and bears no expenses of a Fund other than its management fee.

The Chilean Pension Fund Administrators

Introduction. The AFPs are a product of Chile's privatization of its social security system in 1981.[4] Under the current Chilean Pension System, salaried workers are required to contribute to their own personal retirement accounts. The AFPs are private companies which administer the accounts of participating workers and manage the funds in which participant contributions are invested. An AFP must be established for the specific purpose of providing these services.[5] An AFP may be established only with the approval of the Government of Chile. All AFPs operate under the continuing supervision of the Government of Chile.

Currently, there are six AFPs.[6] Each makes available five portfolios ("Pension Funds") in which participants may choose to have their contributions invested. At October 29, 2004, all of the Pension Funds managed by the AFPs had aggregate assets of approximately $54.06 billion, a figure which is approximately two-thirds of the Chilean gross national product. Approximately 30%, or $14.5 billion, of the total assets was represented by direct and indirect investments outside of Chile.

The Regulatory Structure. There are three primary regulators for the AFPs. The principal regulator is the Superintendency of Pension Fund Administrators ("SAFP"), an independent government agency under the supervision of the Ministry of Labor and Social Security.[7] It interprets and enforces applicable legal requirements. The SAFP authorizes the

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[4] Decree Law 3,500 (November 13, 1980) (the "Pension Law") created the privatized Chilean pension system. It was implemented in May 1981. Chilean counsel to PIF and Princor has assisted with the description of the Chilean pension system contained in this letter.

[5] The Pension Law generally limits an AFP's activities to administering its Pension Funds, providing related benefits and investing in other companies engaged in pension related businesses. The AFPs may also act through subsidiaries as securities depositories and administer funds created under Chile's Unemployment Insurance Law.

[6] One of the AFPs, Provida Pension Fund Administrator, has securities registered pursuant to Section 12(b) of the 1934 Act. File No. 1-13406.

[7] Additional information about the regulatory structure and operation of the Chilean pension system is available on the SAFP's web site, www.safp.cl.

creation of new AFPs and the combinations of existing AFPs, may under certain circumstances order the liquidation of an AFP, conducts periodic examinations of AFP facilities and records and receives annual and quarterly reports from AFPs. A second regulator, the Central Bank, is an autonomous entity established by the Chilean Constitution. It sets the limits on permitted investments for Pension Funds within the range established by the Pension Law. The third regulator, the Rating Commission, consists of senior government officials responsible for pensions, securities and banks, as well as AFP industry representatives. It determines whether securities qualify as acceptable investments for Pension Funds.

Members. All salaried workers are required to become members of the Pension System ("Members"). Self-employed persons have the option of choosing to participate in the Pension System. Workers who participated in the prior pension system had the option of remaining in that system or switching to the new system.

Contributions. Members are required to make mandatory contributions of 10% of gross monthly salary up to a cap specified by law ("Mandatory Contributions"). Mandatory Contributions are credited to individual accounts maintained for the Members ("Individual Capitalization Accounts"), are tax deductible and, with limited exceptions discussed below, may only be used to provide retirement benefits.

Members may make additional voluntary pension contributions to their Individual Capitalization Accounts within limits prescribed by law ("Voluntary Contributions"). Voluntary Contributions are also credited to the Members' Individual Capitalization Accounts, are tax deductible to the extent that they do not exceed the amount of Mandatory Contributions and if withdrawn for any purpose other than providing retirement benefits, are subject to higher tax rates than would otherwise be applicable.

Members may also elect to establish an account into which they may make voluntary savings contributions in amounts and at times as they choose ("Savings Contributions"). Savings Contributions are not credited to Members' Individual Capitalization Accounts, are not tax deductible and are subject to withdrawal limitations, currently four times a year.

Mandatory Contributions account for more than 97% of the assets of the Pension Funds.

Members are also required by law to make contributions to AFPs for disability and life insurance benefits.

Pension Benefits. A Member who retires may use the value of his Individual Capitalization Account to (a) purchase a life annuity, (b) withdraw funds on a regular basis according to a programmed withdrawal schedule prescribed by law or (c) pursue some combination of options (a) and (b). If the value of a Member's Individual Capitalization Account exceeds specified minimums, the Member may (i) retire early, (ii) withdraw an excess amount in a lump sum at retirement or (iii) both. In the event of a Member's disability or death, the benefits from the disability or life insurance covering the Member ("Insurance Benefits") are paid to the Member's Individual Capitalization Account to provide the disability or death benefits prescribed by law. The Chilean Government guarantees that any Member who contributes for 20 years will receive a minimum pension and uses general revenues to supplement programmed withdrawal payments from the Member's Individual Capitalization Account to provide the minimum pension.

Role of AFPs. AFPs collect Member contributions, administer Individual Capitalization Accounts, manage Pension Funds and provide the retirement benefits specified by law. AFPs are also required to provide disability and death benefits to Members. AFPs insure these obligations through licensed Chilean insurance companies but remain ultimately responsible for the provision of Insurance Benefits.

Each Member chooses an AFP with which to affiliate. A Member may be affiliated with only one AFP at a time. A Member may switch from one AFP to another but not more often than once every six months. Under current practice, Members may switch at no cost.

AFPs provide account statements to contributing Members every four months and to non-contributing Members every year. A Member's account statement contains information about his or her contributions, account value and costs incurred.

AFPs market their services through sales agents. Each sales agent is an employee of a particular AFP and is compensated with a base salary and a commission. Each sales agent is also registered with, and monitored by, the SAFP. The SAFP establishes and enforces standards for the conduct of sales agents.

AFPs charge fees for the services which they provide. The Pension Law permits AFPs to charge a fee with respect to: (i) Mandatory Contributions (this may be a fixed fee, a variable fee determined as a percentage of the salary on which the Mandatory Contribution is based or a combination fixed and variable fee; it may not be an asset based fee); (ii) transfer and withdrawal of Savings Contributions (this may be a fixed fee for transfers and for withdrawals), (iii) transfers of accounts from another AFP (this may be a fixed fee or a percentage of the amount of assets transferred), (iv) payments of programmed withdrawals (this may be a fixed fee or a percentage of the monthly pension payment) and (v) management, and collection on behalf of other institutions, of Voluntary Contributions (this may only be an asset based fee for management and a fixed fee for collection services[8]). The levels of fees are not fixed by law but are determined by competition. An AFP may change its fees at any time after giving three-months' notice to its Members, the SAFP and the public. The Pension Law requires that the same fee be charged to all Members of a particular class with respect to each Pension Fund. Currently, AFPs are not charging fees with respect to Savings Contributions and transfers of accounts from other AFPs.

AFPs must meet minimum capitalization requirements which are based in part on the number of Members which the AFP serves.

Pension Funds. Each Pension Fund is organized under the law of Chile as a legal entity separate from the AFP which established it. In the event of an AFP's bankruptcy, the SAFP assumes control of the AFP's Pension Funds.

Each AFP is required to maintain four Pension Funds (Types B, C, D and E) and may choose to maintain a fifth (Type A). The Types are distinguishable primarily by the proportion of assets which may be invested in equity securities. For example, Type A Pension Funds may invest up to 80% of their assets in equity securities, and Type E Pension Funds may invest none of their assets in equity securities.[9] A Member may choose how to allocate his Contributions among the Pension Funds offered by the AFP with which he is affiliated.[10] Transfers among Pension Funds are permitted, but transfers in excess of two per year are subject to a fee.

The Pension Law prescribes the kinds of securities in which Pension Funds may invest and limitations on the amount of assets that may be invested outside of Chile, in particular kinds of securities and in individual issuers. PIF must file an application with and receive approval from the Rating Commission before the Pension Funds may invest in the PIF Funds. If approved, PIF must update its application information annually. Under current limitations, a Pension Fund may not invest more than 1% of its assets in a non-Chilean investment company such as one of the Funds of PIF. AFPs have the authority to vote the shares of companies held in their Pension Funds.

The returns of Pension Funds are regulated. The return of a Pension Fund is compared on a monthly basis to the average return of all Pension Funds of the same Type over the

[8] Although AFPs are the exclusive managers of Mandatory Contributions, certain other financial institutions are permitted to manage Voluntary Contributions. AFPs may collect on behalf of, and transfer to, these institutions the Voluntary Contributions which the institutions manage.

[9] The maximum and minimum investment requirements for equity securities for the five Types of Pension Funds are as follows: Type A – 80%/40%; Type B – 60%/25%; Type C – 40%/15%; Type D – 20%/5%; and Type E – none.

[10] Type A and in some cases Type B Pension Funds are not available to Members in, or nearing, retirement.

preceding 36 month period. If the Pension Fund's return exceeds the level determined by a prescribed formula based on the average return for all Pension Funds of that Type, the amount of the excess return is placed in the Pension Fund's reserve for fluctuations on returns (the "Fund Reserve"). If the Pension Fund's return is below the level determined by a prescribed formula based on the average return for all Pension Funds of that Type (the "Minimum Required Return"), the amount by which the return is below the Minimum Required Return (the "Deficit") is recouped from the following sources. First, the Deficit is recouped from the Fund Reserve if and to the extent that there are funds available in that Reserve. If there are insufficient funds in the Fund Reserve to cover the Deficit, the balance is recouped from the AFP's mandatory investment reserve, which is an investment in the Pension Fund equal to 1% of the value of the Fund's assets which the AFP is required to maintain by law. The SAFP liquidates an AFP if it does not cover a Deficit or replenish reserves within the periods prescribed by law. Under the Pension Law, the Chilean Government guarantees the Minimum Required Return and, if necessary, makes payments to Members' Individual Capitalization Accounts when an AFP is liquidated.

Section 12(d)(1)(B)

Section 12(d)(1)(B) prohibits PIF and its principal underwriter, Princor, from selling shares of any PIF Fund[11] to any other "investment company" if, after the sale

(i) more than 3% of the voting shares of the PIF Fund would be owned by the acquiring investment company [12]; or

(ii) more than 10% of the voting shares of the PIF Fund would be owned by the acquiring investment company, by other investment companies and by companies controlled by them.

A Pension Fund will come within the definition of investment company in the 1940 Act if it is deemed to be "engaged primarily . . . in the business of investing . . . in securities" (Section 3(a)(1)) or to be "engaged . . . in the business of investing . . . in securities, and owns . . .

[11] The staff has taken the position that Section 12(d)(1)(A) applies to each portfolio of a series fund rather than to the entire fund. Mutual Series Fund, Inc. (pub. avail. Nov. 7, 1995). We believe that the same position should apply to Section 12(d)(1)(B).

[12] Section 12(d)(1)(A)(i) contains a corollary provision which prohibits any investment company from purchasing shares of a registered investment company if after the purchase more than 3% of the voting shares of the registered investment company would be owned by the other investment company. The relief requested in this letter for PIF and Princor from Section 12(d)(1)(B)(i) consequently encompasses parallel relief for the Pension Funds from Section 12(d)(1)(A)(i) to the extent the Pension Funds may be deemed to be investment companies.

securities having a value exceeding 40 per centum of the value of [its] total assets" (Section 3(a)(3)).

Discussion

Given the relative sizes of the PIF Funds and the Pension Funds, and the authority of each Pension Fund to invest up to 1% of its assets in a PIF Fund, it is possible that the PIF Funds, if approved for sale to the Pension Funds, may have the opportunity to sell shares to the Pension Funds in amounts that exceed the Section 12(d)(1)(B) limits. The PIF Funds for which approval is being sought had net asset values ranging from $57.2 million to $609.4 million at September 30, 2004 while the twenty-four Pension Funds which may invest in equity securities had net asset values ranging from $140.9 million to $9.4 billion at October 29, 2004.

Sales of shares of PIF Funds to Pension Funds in excess of the Section 12(d)(1)(B) limits will not raise the kinds of abuses that Section 12(d)(1) was intended to mitigate or eliminate, namely, (i) pyramiding of voting control of the underlying fund; (ii) undue influence over portfolio management of the underlying fund through the threat of large scale redemptions; (iii) improper layering of sales charges, advisory fees and administrative costs; and (iv) complex pyramidal structures that may be confusing to investors.[13]

Sales of shares of a PIF Fund to one or more Pension Funds will not result in pyramiding of voting control of the PIF Fund because the AFPs creating the Pension Funds, not the Members, vote the shares owned by Pension Funds.

Sales of shares of a PIF Fund to Pension Funds will not result in an AFP's exercising undue influence over portfolio management of the PIF Fund through the threat of large scale redemptions. The abuse addressed is not the threat of a large scale redemption -- that threat is inherent with any large shareholder -- but the use of such a threat to unduly influence portfolio management. The likelihood of an AFP's using such a threat to unduly influence portfolio management is extremely remote given the nature of the business which the AFPs and their Pension Funds pursue and the regulatory scheme to which they are subject. There is also little incentive for an AFP to attempt to exert such influence. The 1% of assets limitation on any Pension Fund's investment in a PIF Fund means that if an AFP did attempt to unduly influence portfolio management of a PIF Fund, the resulting benefit to any Pension Fund would be insignificant. Moreover, Principal Life uses the PIF Funds in connection with the retirement plan business which it conducts in the United States, and the probability that it would permit

[13] See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No 2337, 89th Cong., 2d Sess., 311-24 (1966).

PMC to accede to any attempted undue influence over portfolio management by a Chilean AFP is very small.

Sales of shares of a PIF Fund to Pension Funds will not result in an improper layering of sales charges, advisory fees and administrative costs. The only costs incurred by Members in connection with the contributions which they make to the Pension Funds of the AFPs with which they are affiliated are those which are expressly permitted by Chilean law and which are intended to compensate the AFPs for the services which they provide. The only costs incurred in connection with an investment in the Institutional Share class of a PIF Fund is the management fee that is paid to PMC for managing the Fund. Thus, each of the Pension Funds, on the one hand, and the PIF Funds, on the other hand, charges for the discrete services which it provides. Moreover, the Rating Commission reviews the fees and expenses of a class of shares of an investment company before it approves the shares for investment by the AFPs. Consequently, the proposed arrangements do not entail any improper layering of charges, fees or costs.

Sales of shares of a PIF Fund to Pension Funds will not result in a complex pyramidal structure that would be confusing to either the AFPs or their Members. The Chilean government has determined that AFPs can invest on behalf of their Pension Funds in the securities of United States investment companies that have been approved by the Rating Commission. As a result of the investment limitations applicable to the Pension Funds, an investment in a PIF Fund should seem from the perspective of a Member like an investment in any other portfolio security by the Pension Fund.

The Division has previously considered the applicability of Section 12(d)(1) to investments in registered investment companies by employee pension plans organized outside of the United States. These foreign pension plans, like the Pension Funds, are similar in many respects to qualified pension plans in the United States. They are unable, however, to rely on the exception from the definition of investment company in Section 3(c)(11) of the 1940 Act that is available for, and consequently makes the prohibitions of Section 12(d)(1) inapplicable to, United States qualified pension plans. The Division has on several occasions granted no-action relief from the prohibitions of Section 12(d)(1) with respect to non-United States pension plans investing in United States registered investment companies.[14] Like these private non-United States pension plans, the Pension Funds sponsored by the AFPs are "designed as a long-term, retirement savings vehicle for employees and not as a short-term investment and/or 'trading vehicle.'"[15]

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[14] See, e.g., Frank Russell Investment Company (pub. avail. Oct. 20, 1986) ("Russell II"); Frank Russell Investment Company (pub. avail. Jan. 3, 1984); and The Cheapside Dollar Fund Limited (pub. avail. Dec. 15, 1971).

[15] Russell II.

Conclusion

Based on the foregoing, we believe it would be appropriate to extend to PIF and Princor the same opportunity to sell the shares of PIF Funds to the Chilean public retirement system as the no-action precedents would permit if the shares were sold to private non-United States pension plans. The no-action precedents stand for the principle that permitting non-United States pension plans to be treated like qualified United States pension plans for purposes of Section 12(d)(1) does not present the dangers or abuses with which Congress intended to deal when it amended Section 12(d)(1) in 1970. Accordingly, we respectfully request that the staff advise us that it would not recommend any action to the Commission if PIF and Princor sell shares of PIF Funds to the Pension Funds in excess of the limitations set forth in Section 12(d)(1)(B).

If you have any questions or require further information with respect to this matter, please call the undersigned at (202) 906-8714.

Very truly yours,

DYKEMA GOSSETT PLLC



John W. Blouch

DC01\86987.3
ID\JWB